Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
COURSERA, INC.
A PUBLIC BENEFIT CORPORATION

Coursera, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST:  The name of the corporation is Coursera, Inc.

SECOND:  The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on October 7, 2011 under the original name of Dkandu, Inc. and most recently amended and restated pursuant to an Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 5, 2021 (the “Existing Certificate”).

THIRD:  In accordance with the provisions of Section 242 of the General Corporation Law, the board of directors of the Corporation duly adopted resolutions proposing to amend the Existing Certificate as set forth herein (the “Amendment”), declaring the Amendment to be advisable and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

FOURTH:  Article IV(A) of the Existing Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE IV

A. Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is Six Hundred Ten Million (610,000,000), of which Six Hundred Million (600,000,000) shares shall be Common Stock, $0.00001 par value per share (the “Common Stock”), and of which Ten Million (10,000,000) shares shall be Preferred Stock, $0.00001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the board of directors of the Corporation (the “Board”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in the certificate of incorporation of the Corporation, as amended from time to time (this “Certificate” or “Certificate of Incorporation”), the only stockholder approval required shall be the affirmative vote of a majority of the voting power of the Common Stock and the Preferred Stock so entitled to vote, voting together as a single class.

FIFTH:  At a special meeting of stockholders called and held in accordance with the provisions of the General Corporation Law, the Amendment was duly approved and adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

SIXTH:  The Amendment shall be effective upon the filing hereof.

[Signature appears on next page]

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this corporation on this 11th day of May, 2026.

COURSERA, INC.

By:	/s/ Alan B. Cardenas
Name:	Alan B. Cardenas
Title	Senior Vice President, General Counsel and Secretary